April 28, 2005

VIA FACSIMILE 646.848.4887 and U.S. Mail

Jon Athan, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069,

RE:	BioMarin Pharmaceutical, Inc.
	Soliciting Materials filed pursuant to Rule 14a-12 by Caduceus Capital Master Fund Limited et al.
      Dates Filed: April 15, 18 and 22, 2005
      SEC File No.: 0-26727

Dear Mr. Athan:

      We have the following comments on the above-captioned filings.

1. Edgar does not, at present, reflect the receipt of a filing made in reliance on Rule 14a-12 for the soliciting material filed on April 15. The checking of the "Soliciting Materials" box on the cover Page of Schedule 14A by the filing persons does not obviate the need to properly identify the filing with appropriate header tag. Contact Sylvia J. Pilkerton in the Office of Edgar and Information
Analysis by facsimile at 202.942.9542 to request guidance on changing the errant PREC14A header tag to the appropriate DFAN14A header tag.

2. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants` "direct or indirect interests." The participants have inappropriately interpreted this rule to provide filers with the option of directing security holders to a document that has not yet been filed on EDGAR. Please either immediately and separately file the complete participant information under cover of Schedule 14A or confirm to us that Exhibit A to your April 22 filing contains complete participant information. See Rule 14a-12(a)(1)(i) and Exchange Act Release No. 34-42055 (October 22, 1999).

3. We note the record holders have nominated three candidates for election at the annual meeting. Each of the nominees, therefore, is a participant in this solicitation as defined in Instruction 3 to
Item 4 of Schedule 14A. Please confirm that each of the nominees will be identified in future filings as a person making the filing under cover of Schedule 14A.

Closing Comments

      File respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me with any questions at 202.551.3266.

							Sincerely,


							Nicholas P. Panos
							Special Counsel
							Office of Mergers
							& Acquisitions